September 2, 2005

Mail Stop 4561

VIA U.S. MAIL AND FACSIMILE

Jonathan V. Diamond
President, Chief Executive Officer and Director
ArtistDirect, Inc.
10900 Wilshire Boulevard, Suite 1400
Los Angeles, CA 90024

      Re:	ArtistDirect, Inc.
			Schedule 14C Information Statement
			Filed August 17, 2005
			File No. 0-30063

Dear Mr. Schoomer:

      This is to advise you that we have limited our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our

General

1. We refer to your 8-K dated July 28, 2005 and the information statement on Schedule 14C filed August 17, 2005 which describe the terms of the merger and financing agreements relating to the acquisition of MediaDefender for $42.5 million. In particular, you completed a $15 million senior secured debt financing transaction,
a
$30 million convertible debt transaction and issued warrants to purchase 3,2500,000 and 237,500 common shares respectively in connection with the financing of the acquisition. It appears that if all the securities issued in the financing arrangements are
converted
or exercised into shares of common stock there will be
approximately
37,500,000 shares outstanding and that you currently have only 15,000,000 shares authorized for issuance. In this regard, we note that the purpose of your Schedule 14C is to inform investors that you
have obtained written consent from the majority of the
stockholders
approving an amendment to your articles of incorporation to
increase
the number of authorized common shares from 15,000,000 to
60,000,000
which is required as part of the financing arrangements in Exhibits
10.5 and 10.5 of the Form 8-K. It appears that your Information Statement must, therefore, include the information required by Items
13 and 14 of Schedule 14A since the increase in the amount of authorized common stock is required to finance the merger and is a condition to the financing agreements. Please amend your Information
Statement to include the disclosure required by Items 13 and 14 of
Schedule 14A or tell us why you believe you are not required to do so. See Note A to Schedule 14A and Item 1 to Schedule 14C.

Incorporation by Reference
2. We note that sections 5(a) and (b) of the certifications provided in your latest 10-K pursuant to Item 601(b)(31) of Regulation S-K appear inconsistent with or omit language required by the form. Please amend your 10-K to include proper certifications. See Staff
Release 33-8283 (August 14, 2003).

*	*	*

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revisions to expedite our review. Please furnish a cover letter with your revised document that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised document and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct any questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

Sincerely,



Owen Pinkerton
Senior Counsel



??

??

??

??

Jonathan V. Diamond
ArtistDirect, Inc.
September 2, 2005
Page 1